UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2002

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). [_]

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):[_]

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes   [_]                     No      [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                   PRECISION DRILLING CORPORATION



                                   Per: /s/ Jan M. Campbell
                                        ---------------------------------------
                                        Jan M. Campbell
                                        Corporate Secretary



Date:    December 18, 2002

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                                         [LOGO - PRECISION DRILLING CORPORATION]


CALGARY, ALBERTA, CANADA - DECEMBER 18, 2002




                 PRECISION DRILLING CORPORATION'S FOURTH QUARTER
            EARNINGS EXPECTED TO BE CDN $0.14 TO CDN $0.18 PER SHARE

Precision Drilling Corporation ("Precision" or the "Corporation") today announces that it expects diluted earnings per share for the fourth quarter of 2002 to be in the range of $0.14 to $0.18. This is significantly below the anticipated range of $0.45 to $0.55 indicated in our October 4, 2002 press release.

Results for the Contract Drilling Group are being revised downward by 10% from previous expectations. This reduction is primarily related to lower than anticipated Canadian drilling activity levels. Pricing levels have remained as anticipated.

The Rental and Production Group will generate results in line with expectations.

The Technology Services Group, which accounts for the majority of the shortfall, has experienced a number of negative influences on its global operations. New product launch teams and service delivery infrastructures established to support the group's long term growth strategy have been under utilized due to the delayed roll out of new wireline and logging-while-drilling technologies. This is having the greatest effect in the US, Latin America and Asia Pacific regions. In addition, political instability, project delays and adverse weather conditions in a number of regions have further impacted activity levels.

On a more positive note, with the strengthening in domestic natural gas prices and the continued stability in world oil prices, the Corporation believes it is well positioned to take advantage of the strong Canadian market expected in the first quarter of 2003. We are optimistic that the US market will soon react to these same strong fundamentals and alleviate some of the negative pressure that currently exists in this market. We expect that increased activity levels globally, combined with a heightened focus on operational efficiencies, particularly in the Technology Services Group, should enhance future profitability.

Certain statements contained in this press release, including statements which may contain words such as "could", "should", "anticipate", "expect", "believe", "will" and similar expressions and statements relating to future profitability or anticipated results and statements relating to matters that are not historical facts including anticipated earnings per share are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of Precision to be materially different from any future

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results, performances or achievements expressed or implied by such forward-looking statements. Such factors include oil and natural gas price fluctuations in the market for oil and gas and related products and services; competition; political and economic conditions in countries in which Precision does business; the demand for services provided by Precision; implementation and utilization of new technologies; changes in laws and regulations, including environmental, to which Precision is subject and other factors, which are described in further detail in Precision's filings with the Securities and Exchange Commission.

Precision Drilling Corporation is listed on the Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.

FOR FURTHER INFORMATION, PLEASE CONTACT DALE E. TREMBLAY, SENIOR VICE PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER, 4200, 150 - 6TH AVENUE S.W., CALGARY, ALBERTA, T2P 3Y7; TELEPHONE: (403) 716-4500; FAX: (403) 264-0251; WEBSITE:
WWW.PRECISIONDRILLING.COM.